Exhibit 99.2

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

CASCADES ANNOUNCES A CHANGE IN LEADERSHIP FOR ITS TISSUE GROUP

KINGSEY FALLS, QC, March 14, 2019 – Mario Plourde, President and Chief Executive Officer of Cascades, has announced a change in leadership for the company’s Tissue Group: Jean-David Tardif will take over from Jean Jobin as President and Chief Operating Officer.

“I indicated to Cascades’ management in recent weeks that I wanted to devote my time to personal projects. This is therefore an emotional day as I announce that I am leaving Cascades and the Tissue Group after a career spanning more than 26 years. In doing so, I feel that my mission has been accomplished and I am sure the company has a capable and competent succession team as it continues forward,” explained Jean Jobin, President and Chief Operating Officer of Cascades Tissue Group.

Mario Plourde, President and CEO of Cascades, thanked the outgoing President of the Tissue Group: “On behalf of all the Cascaders, I would like to thank Jean Jobin today for his outstanding years of service to our company. I would also like to wish him best of luck in his future endeavours. We have selected the person best prepared and best equipped to take on the challenge of being his successor: Jean-David Tardif.”

With a bachelor’s degree in mechanical engineering and an MBA, Mr. Tardif first joined Cascades in 1997. His career path has led him to work successively for each of the company’s three groups. In the Tissue Group, he was Vice-President, Consumer Products, from 2013 to 2017. Since December 2017, he has held the position of Vice-President, Operations for Cascades Containerboard Packaging.

“I very humbly and enthusiastically accept the responsibilities of President of the Tissue Group. Despite the challenges we are facing today, I am confident that many opportunities await us and that we have not yet reached our full potential,” noted Jean-David Tardif.

Founded in 1964, Cascades offers sustainable, innovative and value-added packaging, hygiene and recovery solutions. The company employs 11,000 women and men across a network of over 90 facilities in North America and Europe. Driven by its participative management, half a century of experience in recycling, and continuous research and development efforts, Cascades continues to provide innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

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RECOVERY + PAPER + PACKAGING	CASCADES.COM